SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 35)

Katy Industries, Inc.

(Name of Issuer)

Common Stock, One Dollar ($1.00) par value

(Title of Class of Securities)

486026107

(CUSIP Number)

Jonathan P. Johnson

President

CRL, Inc.

7505 Village Square Drive, Suite 200

Castle Rock, CO 80108

(303) 688-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 486026107

1	NAMES OF REPORTING PERSONS Wallace E. Carroll, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -

	8	SHARED VOTING POWER 3,110,149

	9	SOLE DISPOSITIVE POWER - 0 -

	10	SHARED DISPOSITIVE POWER 3,110,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,149

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%

14	TYPE OF REPORTING PERSON IN

CUSP No. 486026107

1	NAMES OF REPORTING PERSONS Amelia M. Carroll

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -

	8	SHARED VOTING POWER 3,110,149

	9	SOLE DISPOSITIVE POWER - 0 -

	10	SHARED DISPOSITIVE POWER 3,110,149

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,110,149

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%

14	TYPE OF REPORTING PERSON IN

CUSP No. 486026107

1	NAMES OF REPORTING PERSONS The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -

	8	SHARED VOTING POWER 2,674,036

	9	SOLE DISPOSITIVE POWER - 0 -

	10	SHARED DISPOSITIVE POWER 2,674,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,674,036

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.6%

14	TYPE OF REPORTING PERSON OO

CUSP No. 486026107

1	NAMES OF REPORTING PERSONS The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -

	8	SHARED VOTING POWER 2,265,729

	9	SOLE DISPOSITIVE POWER - 0 -

	10	SHARED DISPOSITIVE POWER 2,265,729

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,265,729

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%

14	TYPE OF REPORTING PERSON OO

CUSP No. 486026107

1	NAMES OF REPORTING PERSONS CRL, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -

	8	SHARED VOTING POWER 2,071,036

	9	SOLE DISPOSITIVE POWER - 0 -

	10	SHARED DISPOSITIVE POWER 2,071,036

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,071,036

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%

14	TYPE OF REPORTING PERSON CO

CUSP No. 486026107

1	NAMES OF REPORTING PERSONS The Wallace Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -

	8	SHARED VOTING POWER 32,910

	9	SOLE DISPOSITIVE POWER - 0 -

	10	SHARED DISPOSITIVE POWER 32,910

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,910

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON OO

CUSP No. 486026107

1	NAMES OF REPORTING PERSONS Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS NOT APPLICABLE

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -

	8	SHARED VOTING POWER 6,942

	9	SOLE DISPOSITIVE POWER - 0 -

	10	SHARED DISPOSITIVE POWER 6,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,942

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON OO

AMENDMENT NO. 35

TO SCHEDULE 13D

This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the “Issuer”).  This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”).

This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. (“Mr. Carroll”); Amelia M. Carroll (“Ms. Carroll”); The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants; The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants; CRL, Inc., a Delaware corporation; The Wallace Foundation; and the Subtrusts under The Family Grandchildren Trust U/A dated 9/29/90 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of November 25, 2003 filed as Exhibit A to Amendment No. 32 to this amended statement.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended as follows:

The description of the Board Transaction (as defined below) set forth in Item 5 below is incorporated herein by reference in its entirety.  The consideration given by Mr. Carroll in connection with the Board Transaction was his service as a member of the board of directors of the Issuer.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended as follows:
The Board Transaction consisted of grants for Mr. Carroll’s service on the board of directors of the Issuer.

On October 10, 2008, the Issuer filed a preliminary Proxy Statement and Schedule 13E-3 describing a proposal for a 1-for-500 reverse stock split of the Shares. The Reporting Persons intend to support this proposal, which is designed to effect a termination of public registration of the Shares.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended as follows:

The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement.  Of the Shares reported as beneficially owned by Mr. Carroll and Ms. Carroll, 21,000 of such Shares are Shares which Mr. Carroll has the right to acquire within 60 days.

On December 23, 2004, Mr. Carroll made gifts of an aggregate of 12,400 Shares beneficially owned by him.

Effective March 15, 2005 Ms. Carroll ceased to serve as trustee of trusts for Lelia Carroll and her descendants’ benefit holding 26,000 Shares in the aggregate and Ms. Carroll therefore ceased to be a beneficial owner of such Shares.

In connection with his service on the board of directors of the Issuer, on May 26, 2005 the Issuer granted Mr. Carroll 2,000 Shares and immediately exercisable options to purchase 2,000 Shares at an exercise price of $3.69 per share which expire on May 26, 2015 (the “Board Transaction”).

On June 9, 2005, options to acquire 2,000 Shares held by Mr. Carroll expired unexercised.
On June 20, 2006, options to acquire 2,000 Shares held by Mr. Carroll expired unexercised.
On May 20, 2007, options to acquire 2,000 Shares held by Mr. Carroll expired unexercised.

On August 27, 2007, 2,106 Shares held by a “rabbi trust” for the benefit of Ms. Carroll in connection with the Katy Industries, Inc. Directors' Deferred Compensation Plan were sold at a price of $1.60 per share in accordance with Rule 144 under the Securities Act of 1933, as amended.

On March 31, 2008, 2,106 Shares held by a “rabbi trust” for the benefit of Mr. Carroll in connection with the Katy Industries, Inc. Directors' Deferred Compensation Plan were sold at a price of $1.01 per share in accordance with Rule 144 under the Securities Act of 1933, as amended.

On May 20, 2008, options to acquire 2,000 Shares held by Mr. Carroll expired unexercised.

*  *  *  *  *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 18, 2008

WALLACE E. AND LELIA H. CARROLL TRUST
U/A Dated May 1, 1958 F/B/O
Wallace E. Carroll, Jr. and his
descendants

*
Wallace E. Carroll, Jr., Trustee

*
Amelia M. Carroll, Trustee

*
Philip E. Johnson, Trustee

LELIA H. CARROLL TRUST
U/A Dated July 12, 1962 F/B/O
Wallace E. Carroll, Jr. and his
descendants

*
Wallace E. Carroll, Jr., Trustee

*
Amelia M. Carroll, Trustee

*
Philip E. Johnson, Trustee

THE WALLACE FOUNDATION

*
Wallace E. Carroll, Jr., Trustee

*
Amelia M. Carroll, Trustee

SUBTRUSTS UNDER THE FAMILY GRANDCHILDREN TRUST
U/A Dated September 29, 1990 F/B/O the descendants of Wallace E. Carroll, Jr.

*
Wallace E. Carroll, Jr., Trustee

*
Amelia M. Carroll, Trustee

*
Philip E. Johnson, Trustee

*
WALLACE E. CARROLL, JR.

*
AMELIA M. CARROLL

CRL, INC.

/s/ Jonathan P. Johnson
Jonathan P. Johnson, President

*By:	/s/ Jonathan P. Johnson
Jonathan P. Johnson
Attorney-in-fact